                                            ------------------------------------
                                                       OMB APPROVAL
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                                             OMB Number:              3235-0145
                                             Expires:           August 31, 1999
                                             Estimated average burden
                                             hours per response.......... 14.90
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                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 INFOSPACE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45678T 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. ............45678T 10 2

-------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only). Acorn Ventures IS, LLC and Rufus W. Lumry, III, individual

-------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) .....

          (b) .....
-------------------------------------------------------------------------------

     3.   SEC Use Only

-------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization

                             Washington Limited Liability Company/United States
-------------------------------------------------------------------------------

Number of            5.   Sole Voting Power.................................. 0
Shares Bene-
ficially             ----------------------------------------------------------
Owned by Each
Reporting            6.   Shared Voting Power...................... 19,660,518*
Person With:
                     ----------------------------------------------------------

                     7.   Sole Dispositive Power............................. 0
                     ----------------------------------------------------------

                     8.   Shared Dispositive Power................. 19,660,518*

-------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned
          by Each Reporting Person                                  19,660,518*

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)                6.1%
-------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)

-------------------------------------------------------------------------------

 .............. OO

 .............. IN

 .................

 .................

 .................

 .................


-------------------------------------------------------------------------------

* Includes (1) 115,000 options held by Rufus W. Lumry; and (2) 13,750,208 shares of Common Stock issuable upon exercise of warrants held by Acorn Ventures IS, LLC and currently exercisable.

                               Page 2 of 5 pages

Item 1.

       (a)  Name of Issuer                                       InfoSpace, Inc.

       (b)  Address of Issuer's Principal Executive Offices      601 - 108th Avenue NE, Suite 1200, Bellevue, WA 98004

Item 2.

       (a)    Name of Person Filing                              This statement is filed by and on behalf of (a) Acorn Ventures
                                                                 IS, LLC , a Washington Limited Liability Company; (b) Acorn
                                                                 Ventures, Inc. a Washington corporation; and (c) Rufus W. Lumry
                                                                 III, the principal stockholder, sole director and President of
                                                                 Acorn Ventures, Inc. Acorn Ventures, Inc. is the sole member of
                                                                 Acorn Ventures IS, LLC. Mr. Lumry may be deemed to control both
                                                                 Acorn Ventures, Inc. and Acorn Ventures IS. LLC. The business address of each of the foregoing is 1309 - 114th Avenue SE, #200,
                                                                 Bellevue, WA 98004.

       (b)  Address of Principal Business Office or, if
            none, Residence                                      See item 2(a), above.

       (c)  Citizenship                                          Washington Limited Liability Company/United States

       (d)  Title of Class of Securities                         Common Stock

       (e)  CUSIP Number                                         45678T 10 2

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a)  [_]   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

       (b)  [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c)  [_]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

       (d)  [_]   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e)  [_]   An investment advisor in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

       (f)  [_]   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

       (g)  [_]   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

       (h)  [_]   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)  [_]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company  Act of 1940 (15 U.S.C. 80a-3);

       (j)  [_]   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

       Not Applicable

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount of beneficially owed: 19,660,518*

     (b)  Percent of class: 6.1%.

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:  0

          (ii)   Shared power to vote or to direct the vote:  19,660,518*

          (iii)  Sole power to dispose or to direct the disposition of :  0

          (iv)   Shared power to dispose or to direct the disposition of:
                 19,660,518*

                               Page 3 of 5 pages

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction:  Dissolution of a group requires a response to this item.

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not Applicable

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not Applicable

Item 9. Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not Applicable

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Not Applicable

                               Page 4 of 5 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                Date: February 12, 2002



                                Acorn Ventures IS, LLC
                                   By: Acorn Ventures, Inc.


                                By:  /s/  Rufus W. Lumry III
                                   -----------------------------------------
                                Rufus W. Lumry III
                                President, Acorn Ventures, Inc.




                                Acorn Ventures, Inc.

                                By:  /s/  Rufus W. Lumry III
                                   -----------------------------------------
                                Rufus W. Lumry III
                                President, Acorn Ventures, Inc.



                                Rufus W. Lumry III

                                By:  /s/  Rufus W. Lumry III
                                   -----------------------------------------
                                Rufus W. Lumry III




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 5 of 5 pages